SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                           SCHEDULE 13D

            Under the Securities Exchange Act of 1934


                    FIDELITY BANKSHARES, INC.
                         (Name of Issuer)

              COMMON STOCK, $.10 PAR VALUE PER SHARE
                  (Title of Class of Securities)

                           316047 10 9
                          (CUSIP Number)


                        Alan Schick, Esq.
               Luse Lehman Gorman Pomerenk & Schick
                    A Professional Corporation
                            Suite 400
                   5335 Wisconsin Avenue, N.W.
                     Washington, D.C.  20015
                          (202) 274-2000
      (Name, Address, Telephone number of Person Authorized
              to Receive Notices and Communications)



                         January 29, 1997
     (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and if filing this schedule because of Rule 13d-
1(b)(3) or (4), check the following box.   / /


                  (Continued on following pages)
                        Page 1 of 6 Pages

CUSIP NO. 316047 10 9                   PAGE 2 OF 6 PAGES
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1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S IDENTIFICATION NO. OF ABOVE PERSON

    Fidelity Bankshares, M.H.C.  EIN: To Be Applied For

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (A) / /      (B) / /

3.  SEC USE ONLY

4.  SOURCE OF FUNDS

    OO - Shares of Common Stock of Fidelity Federal Savings Bank of Florida held by the Reporting Person were converted into shares of Common Stock of Fidelity Bankshares, Inc.

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS PURSUANT TO
    ITEMS 2(D) OR 2(e)

    Not Applicable.

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    United States

7.  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
    WITH SOLE VOTING POWER

    3,542,000

8.  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
    WITH SHARED VOTING POWER

    -0-

9.  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
    WITH SOLE DISPOSITIVE POWER

    3,542,000

10. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
    WITH SHARED DISPOSITIVE POWER

    -0-

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    3,542,000

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES / /

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    52.7%

14. TYPE OF REPORTING PERSON

    HC

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Item 1.  Security and Issuer

     The securities as to which this Schedule 13D ("Schedule") relates are shares of common stock, $.10 par value per share ("Common Stock"), of Fidelity Bankshares, Inc., a Delaware stock corporation (the "Issuer"). The address of the Issuer's principal executive office is 218 Datura Street, West Palm Beach, Florida.

Item 2.  Identity and Background

     This Schedule is filed on behalf of Fidelity Bankshares, M.H.C., a federally chartered mutual holding company (the
"Company"). The Company's principal business is to be the mutual holding company parent of the Issuer. The business address of the Company is 218 Datura, West Palm Beach, Florida.

     Pursuant to General Instruction C of Schedule 13D, the following information is being provided with respect to each executive officer and director of the Company ("Insiders"):

Directors


Name                        Occupation
-----------------------------------------------------------------

Joseph B. Shearouse, Jr.    Chairman of the Board, Fidelity
                            Federal Savings Bank of Florida

Vince A. Elhilow            President/Chief Executive Officer,
                            Fidelity Federal Savings Bank
                            of Florida

Keith D. Beaty              President and Owner, Latham
                            Manufacturing Co.; President,
                            Implant Innovations, Inc.

F. Ted Brown, Jr.           President, Ted Brown Real Estate,
                            Inc., Real Estate Brokerage
                            Company

Christopher H. Cook         Executive Vice President, Corporate
                            Counsel, Fidelity Federal Savings
                            Bank of Florida

Donald E. Warren, M.D.      Physician, Retired


Executive Officers Who Are Not Directors

Name                        Current Position
-----------------------------------------------------------------

Richard D. Aldred           Executive Vice President, Treasurer
                            and Chief Financial Officer

Joseph C. Bova              Executive Vice President and Lending
                            Operations Manager

Robert L. Fugate            Executive Vice President and Banking
                            Operations Manager

J. Robert McDonald          Executive Vice President of Bank,
                            President, Fidelity Realty &
                            Appraisal Services, Inc.

David R. Hochstetler        Senior Vice President, Director of
                            Marketing and CRA Officer

Brian C. Mahoney            Senior Vice President and Controller

Janice R. Newlands          Senior Vice President and Director of
                            Human Resources


CUSIP NO. 316047 10 9                   PAGE 4 OF 6 PAGES
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Shellie R. Schmidt          Senior Vice President and Banking
                            Administrator

Debra K. Schiavone          Senior Vice President and Loan
                            Servicing Manager

Joseph B. Shearouse III     Senior Vice President and Senior
                            Commercial/Real Estate Loan Officer

Kenneth B. Stone, Jr.       Senior Vice President and Loan
                            Production Manager

Daniel F. Turk              Senior Vice President and Risk
                            Manager


(d) During the past five years, neither the Company nor the Insiders have been convicted in a criminal proceeding
    (excluding traffic violations or similar misdemeanors).

(e) During the past five years, neither the Company nor the Insiders have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

(f) All of the Insiders are U.S. citizens.

Item 3.  Source and Amount of Funds or Other Consideration

     On January 29, 1997, the Issuer was formed as the stock holding company of Fidelity Federal Savings Bank of Florida (the "Bank"). Pursuant to an Agreement and Plan of Reorganization (the "Reorganization") that was approved by the Office of Thrift Supervision (the "OTS"), the Bank became a wholly-owned subsidiary of the Issuer, which became a majority-owned subsidiary of the Company. On that date, each outstanding share of Common Stock, par value $1.00 per share, of the Bank was converted into one share of Common Stock, par value $.10 per share, of the Issuer.

     Information with respect to conversion of Common Stock by the Insiders has been filed with the SEC pursuant to Section
16(a) of the Exchange Act.

Item 4.  Purpose of Transaction

     The purpose of the establishment of the stock holding company and conversion of shares of the Issuer's Common Stock reported herein is for the facilitation of acquisition of other financial institutions, the repurchase of common stock and the diversification of holding company operations. However, while the Company intends to exercise its rights as majority stockholder, neither the Company nor the Insiders currently have any plans or proposals which relate to or would result in:
(a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's articles of incorporation, constitution, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be deleted from a national securities exchange or to cease to be authorized or quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to
Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above.

     In the future, the Company and/or the Insiders may determine to purchase additional shares of the Issuer's Common Stock (or other securities of the Issuer) or the Company and/or the Insiders may determine to sell shares of the Issuer's Common Stock. Any such determination will depend on a number of factors, including market prices, the Issuer's prospects and alternative investments.

CUSIP NO. 316047 10 9                   PAGE 5 OF 6 PAGES
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Item 5.  Interest in Securities of the Issuer

     a. As of January 29, 1997, the Company directly and beneficially owned 3,542,000 shares of the Issuer's Common Stock, which represented 52.7% of the issued and outstanding shares of Common Stock on such date. Information with respect to the number and percentage of shares owned by Insiders has been filed with the SEC pursuant to Section 16(a) of the Exchange Act.

     b. The Company has the sole power to vote and the sole power to dispose of the shares of Common Stock owned by it. Information with respect to the voting and dispositive power of Insiders with respect to the Issuer's Common Stock has been filed with the SEC pursuant to Section 16(a) of the Exchange Act.

     c. The Company has not effected any transaction in the Issuer's Common Stock within the past 60 days. Information with respect to transactions by Insiders with respect to the Issuer's Common Stock has been filed with the SEC pursuant to Section 16(a) of the Exchange Act.

     d. No person or entity other than the Company has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, the shares of the Issuer's Common Stock reported in this Schedule.

     e.     Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     As of the date of this Schedule, neither the Company nor any of the Insiders is a party to any contract, arrangement, understanding or relationship among themselves or with any other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the Common Stock, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, the giving or withholding of proxies, or otherwise subject to a contingency the occurrence of which would give another person voting or investment power over the Common Stock. Certain insiders have received options and recognition plan share awards. Such options and stock awards are reflected in such insider reports filed with the SEC pursuant to Section 16(a) of the Exchange Act.

Item 7.  Material to be Filed as Exhibits

     None.

PAGE

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                            SIGNATURE

     After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement on Schedule 13D is true, complete and correct.

                       FIDELITY BANKSHARES, M.H.C.


                       By:/s/ Vince Elhilow
                          ---------------------------------------
                          Vince Elhilow
                          President and Chief Executive Officer


Date: January 30, 1997

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